Exhibit 99.2

NICE Welcomes 2,000 Attendees to Interactions 2014, the
Industry’s Largest Customer Conference

Speaker lineup to include Steve Wozniak, Tony Hsieh, The Home Depot, T-Mobile, Starwood
Hotels, Nationwide, and more than 60 NICE customers

Participants will share knowledge and best practices on how to provide an exceptional customer experience

Paramus, New Jersey, May 2, 2014 – More than 2,000 customer service professionals are expected to attend Interactions 2014 for a 4-day conference to discuss how they can create an exceptional and consolidated customer journey, NICE Systems (NASDAQ: NICE) announced today.

The event is NICE’s largest ever, including a record number of sessions and customer speakers. The keynote lineup includes Apple co-founder Steve Wozniak and Zappos CEO Tony Hsieh, as well as presenters from The Home Depot, T-Mobile, Starwood Hotels, and Nationwide. More than 60 customers will also lead sessions where they will share insights and best practices on how to optimize NICE’s solutions to drive business transformation.

This year, the breakout tracks, comprised of around 120 information-packed sessions, aim to help attendees understand, manage, and shape the customer journey. Each track is focused on the set of capabilities and technological innovation required to meet the organizations’ business initiatives:

•	Delivering outstanding customer experience
•	Improving operational efficiency
•	Engaging employees
•	Mitigating risk in areas of fraud and compliance

The customer-led sessions include titles like:

•	A Real-Time Approach to Customer Retention and the Customer Experience (presented by Cablevisión Argentina)
•	Business-Driven Monitoring to Optimize Hold Time (presented by PayPal)
•	Driving Performance with Call Analytics
•	Fight Fraud Without Frustrating Customers

The event brings together NICE customers, partners and other industry leaders from a wide range of verticals, including financial services, insurance, telco, healthcare, technology, and travel.

Tom Dziersk, President of NICE Americas
“The customer experience is defined by the journey that takes place across multiple interactions and touch points. At Interactions 2014, attendees will learn how to prepare for every customer journey and deliver a personalized, proactive experience that exceeds expectations. The event offers a range of tracks to help attendees focus on the capabilities needed to meet the organization’s business initiatives and drive revenues by leveraging their customers’ journey experience.”

At Interactions 2014, participants can build their own tailored agendas, including selecting from a handful of executive forums, education sessions, and the one-day preconference. They can view solution demos at the Showcase, join "The Journey Comes to Life" guided tours, and enjoy a variety of networking opportunities.

The event will take place May 19-22 at The Cosmopolitan in Las Vegas. The detailed agenda is available at: www.nice.com/interactions

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Dziersk, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.